

BTIG, LLC

(SEC. I.D. NO. 8-65473)

Statement of Financial Condition as of December 31, 2023, and Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

(Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65473

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BTIG, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Montgomery Street, 6th Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian K Endres	415-248-2235	bendres@btig.con
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

One Bush Street	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Endres   , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of BTIG, LLC   , as of
12/31   , 2 023   , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

* See Attached Jurat Certificate

Signature _Brian Endres_

Title:

Chief Financial Officer

_____

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February , 20 24 , by Brian Kenneth Endres

_____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



MARIA MONICA HAMILTON
Notary Public - California
San Francisco County
Commission # 2403042
My Comm. Expires May 4, 2026

(Seal)

Signature _Maria Monica Hamilton_



Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Bush Street, Suite 1800
San Francisco, CA 94104

Report of Independent Registered Public Accounting Firm

The Managing Members of
BTIG, LLC
San Francisco, California

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of BTIG, LLC (the "Broker-Dealer") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2013.

San Francisco, California
February 28, 2024

BTIG, LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash and cash equivalents	$	105,190,853
Cash segregated under federal or other regulations		13,767,193
Securities owned - at fair value		44,478,922
Receivables from and deposits with clearing brokers		73,694,230
Receivables from other broker-dealers, net		8,710,564
Receivables from clients		4,275,470
Other investments equity method		5,025,229
Receivables from parent, affiliates and employees		40,277,310
Operating lease right of use assets		52,701,178
Other assets		8,320,295
Total assets	$	356,441,244

Liabilities And Members' Equity

Liabilities

Securities sold not yet purchased - at fair value	$	25,365,404
Payable to other broker dealers		6,921,876
Accrued commissions		12,789,152
Accrued compensation and benefits		114,852,562
Accrued floor brokerage, exchange, execution and clearance fees		1,454,848
Accounts payable and other accrued expenses		13,230,473
Operating lease liabilities		59,484,216
Total liabilities		234,098,531
Members' equity		122,342,713
Total liabilities and members' equity	$	356,441,244

See notes to statement of financial condition

1. **Nature of Business**

BTIG, LLC (the "Company") is owned by Condor Trading, LP (the "Parent") and Goldman Sachs Group, Inc. The Company received approval to operate and conduct business as a broker-dealer in December 2002, is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). The Company is engaged in brokerage activities acting primarily as an agent for institutional customers in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), Exchange-Traded Funds ("ETF's"), listed options, as a principal for transactions in fixed income securities as well as on a name give-up basis for futures and foreign exchange transactions. The Company also offers customers access to a full range of strategic financial advisory, capital market, prime brokerage, and investment banking related services. All institutional customer equity, options and fixed income businesses are cleared through clearing brokers, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

2. **Summary of Significant Accounting Policies**

Basis of Presentation — The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the Company's financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and these differences could be material.

Variable Interest Entity (VIE) — The Company's equity method investments are considered VIEs. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A company has a controlling financial interest in a VIE when the company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company invests in partnerships where the Company or its affiliates act as the general partner or investment manager. The Company determined that it has a variable interest in Firebrand River Capital Fund I, L.P. and Firebrand River Capital Fund II, L.P., both entities that meet the definition of a VIE. However, the Company is not the primary beneficiary because although the Company has the obligation to absorb significant losses of the entities or the right to receive significant benefits from the entities, it does not have the power to direct the activities of the entities.

For equity investments where the Company does not control the investee, and where it is not the primary beneficiary of a VIE but can exert significant influence over the financial and operating policies of the investee, the Company follows the equity method of accounting. The Company's equity method investees that are investment companies record their underlying investments at fair value. The Company's equity method investments are recorded at historical cost and adjustments are

made to the value based on the Company's proportionate share of the investee's underlying net income or loss and any dividends paid.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Segregated under Federal or Other Regulations — At December 31, 2023, the Company had maintained a cash balance of $13,767,193 in a reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold not yet Purchased — Securities owned, and securities sold not yet purchased are recorded on a trade-date basis and are carried at fair value.

Receivables From and Deposits with Clearing Brokers — Securities transactions are executed through clearing brokers on a fully-disclosed basis. Amounts receivable from the clearing brokers relate to such transactions.

Fair Value of Financial Instruments — Securities owned, and securities sold not yet purchased, are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, receivable from and payable to clearing brokers and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent re-pricing.

Accounting Standard Issued, Not Yet Adopted - In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-03, Fair Value Measurements of Equity Securities Subject to Contractual Sale Restrictions (the "Update"), to clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring the fair value of the equity security in accordance with ASC 820. The Update also introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with ASC 820. The amendments are effective for fiscal years beginning after December 15, 2024 and interim periods within those fiscal years. The Company is currently evaluating the impact of this accounting standard update on its financial statements.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes.

3. **Fair Value of Assets and Liabilities**

Financial Accounting Standards Board ("FASB") authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Authoritative literature also establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entity. Assessing

the significance of an input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Investments in this category included active exchange-traded money market funds, listed equities, and listed options. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on inputs other than quoted prices or included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques — The Company values investments in securities owned and securities sold not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

For investment securities categorized as Level 2, the Company uses prices obtained from independent third-party pricing services to measure fair value. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. The Company does not adjust the prices received from third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2023, the Company did not adjust prices received from the pricing services.

Assets and Liabilities Recorded at Fair Value — The Company's assets and liabilities recorded at fair value include securities owned and securities sold not yet purchased. These assets and liabilities are categorized as Level 1 and Level 2 based upon the fair value hierarchy. There were no securities classified as Level 3 at December 31, 2023.

The following table as of December 31, 2023, summarizes the valuation of the Company's investments by the fair value hierarchy levels:

		Total		Level 1		Level 2		Level 3
Assets - Securities owned								
Equity Securities	$	36,530,627	$	32,403,251	$	4,127,376	$	-
Equity Options		15,846		15,846		-		-
Mortgage Backed Securities		7,606,740		-		7,606,740		-
Government and Agency Obligations		269,613		269,613		-		-
Corporate Debt Securities		56,096		-		56,096		-
Total assets	$	44,478,922	$	32,688,710	$	11,790,212	$	-
Liabilities - Securities sold not yet purchased								
Equity Securities	$	25,066,199	$	20,453,945	$	4,612,254	$	-
Equity Options		4,902		4,902		-		-
Government and Agency Obligations		268,778		268,778		-		-
Corporate Debt Securities		25,525		-		25,525		-
Total liabilities	$	25,365,404	$	20,727,625	$	4,637,779	$	-

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and CFTC Regulation 1.17. The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At December 31, 2023, the Company's minimum net capital requirement was $250,000. At December 31, 2023, the Company's net capital was $138,298,952 which was $138,048,952 in excess of its minimum requirement.

5. Receivables From Clearing Brokers

Receivables from the clearing brokers, Goldman, Sachs & Co., Pershing LLC, ABN Amro Clearing Chicago LLC, and Mirae Asset Securities (USA), Inc. ("Clearing Brokers"), are pursuant to clearance agreements in effect. At December 31, 2023, the Company's total receivables from Clearing Brokers were approximately $73,694,230 of which approximately $3,579,000 is maintained as clearing deposits at these Clearing Brokers. The Company's total receivables also included a deposit of $2,500,000 maintained at an executing broker at December 31, 2023.

6. Receivables From Other Broker-Dealers, Net

Receivables from other broker-dealers are stated net of allowance for credit losses of $80,675 at December 31, 2023. Receivables from other broker-dealers consist primarily of commissions owed to the Company from agency option trading, agency futures trading transactions and agency transactions related to foreign currencies done on behalf of the Company's customers.

7.   **Financial Instruments – Credit Losses**

The Company's allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, duration outstanding, credit quality of the counterparty, current conditions and forecasts that affect the collectability of the reported amounts. Expected credit losses for newly recognized financial assets, and changes to expected credit losses during the period are recognized in earnings.

8.   **Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk**

Pursuant to clearance agreements, the Company introduces its security transactions to Clearing Brokers on a fully disclosed basis. The customers' money balances and long and short security positions are carried on the books of Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying security positions or conducting securities transactions introduced by the Company.

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

In addition to Clearing Brokers, the Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, if such counterparties do not fulfill their obligations.

The Company's trading activities include providing brokerage services to customers. To facilitate these customer transactions, the Company purchases proprietary security positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold not yet purchased may exceed the amount recorded in the Statement of Financial Condition. The associated interest rate risk of these securities is not deemed material to the Company.

9.   **Concentration of Credit Risk**

Most of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest-bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its Clearing Brokers as disclosed in Note 5. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivables from Clearing Brokers is significant due to the financial stability of such financial institutions.

10. **Related-Party Transactions**

The Company has a revolving line of credit with the Parent which allows the Parent to borrow from the Company. In accordance with applicable regulatory requirements, no borrowing can occur that would cause the Company to be in violation of its minimum net capital requirement. The Parent pays the Company interest based on the Secured Overnight Financing Rate. The average interest rate used to calculate interest in 2023 was 5.32%. As of December 31, 2023, $8,182,423 was outstanding under the line of credit and is included in receivable from parent, affiliates, and employees. From time to time, the Company also purchases fixed assets or pays operating expenses on behalf of the Parent. At December 31, 2023, receivable from parent, affiliates and employees is approximately $40,277,310. Payable to affiliate in the amount of $879,321 is included in Accounts payable and other accrued expenses on the Statement of Financial Condition. Pursuant to the Expense-Sharing Agreement between Condor Trading, LP and BTIG LLC (the "Agreement") dated April 16, 2008 and as amended on January 1, 2018, the Company is charged for the use of furniture, equipment, and leasehold improvements owned by the Parent. Amounts that are due to the Parent related to the Services Agreement are settled by offsetting such amounts in the Company's intercompany account with the Parent, which are included in receivable from parent, affiliates, and employees in the Statement of Financial Condition.

The Company has entered into intercompany service agreements with BTIG Germany GmbH and BTIG Japan KK whereby the Company compensates the entities for the performance of services on its behalf. The related amount payable at December 31, 2023 was $448,340.

The Parent is a member of Firebrand River Capital GP LLC and Firebrand River Capital LLC, the general partner and investment manager respectively of Firebrand River Capital Fund II, L.P. and Firebrand River Capital Fund I, L.P. During the year ended December 31, 2023, the Company made a $252,185 equity investment in Firebrand River Capital Fund II, L.P.

From time to time, the Company makes loans to key employees. Total employee loans outstanding as of December 31, 2023, is approximately $384,071. These loans bear interest and mature at various dates. Included in this balance are promissory loans that will be forgiven, together with accrued interest if the employees continue to render services to the Company.

Certain management employees of the Company are also members of the Parent.

As disclosed in Note 5, one of the Company's clearing brokers, Goldman, Sachs & Co., is an affiliate of one of the Company's Members, Goldman Sachs Group, Inc.

11. **Subordinated Borrowings**

The Company does not have any subordinated borrowings as of the year ended December 31, 2023.

12. **Commitments and Contingent Labilities**

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2023, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

13. Leases

The Company recognizes operating leases that are longer than one year on the balance sheet as a right of use ("ROU") asset and a corresponding lease liability. The ROU asset and lease liability is initially measured using the present value of the lease payments.

The Company has lease agreements for office spaces under non-cancellable operating lease agreements in various locations. The Company elects to not separate lease components and non-lease components. The weighted average lease term of the aggregate leases is approximately 11 years and weighted average discount rate used to calculate the present value of lease payments was 5.0% at December 31, 2023. The last of these leases expire in June 2035. It was determined that these operating leases include fixed rental payments.

Maturities of operating lease liabilities for the five years after December 31, 2023, and thereafter, are as follows:

Years Ending December 31

2024	$ 7,488,075
2025	7,048,359
2026	6,862,198
2027	6,828,566
2028	6,731,157
2029 and thereafter	42,824,984
Total minimum lease payments	77,783,339
Less: Discount	(18,299,123)
Operating lease liabilities	$ 59,484,216

14. Subsequent Events

The Company has evaluated subsequent transactions and events after the balance sheet date through February 28, 2024, the date these financial statements were issued. There have been no material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.

15. SEC RULE 15C3-3

The Company is exempt from the Reserve Requirements of computation according to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) trading securities and investments for the firm's account; (2) referring securities transactions to other broker-dealers; (3) securities underwriting transactions; (4) private placement transactions; (5) corporate advisory fees and/or (6) asset placement fees, and the Company (1) did not directly or indirectly receive, hold,

or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.